Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

December 31 (millions of dollars)	2010	2009(a)	2008(a)	2007(a)	2006(a)
Earnings
Net income before adjustment for income from equity investees	11.1	6.7	0.4	15.5	13.4
Fixed charges	25.4	30.1	36.8	41.8	23.3
Distributed income of equity investees	126.0	99.4	122.6	110.2	62.5
Total Earnings	162.5	136.2	159.8	136.5	72.4

Fixed Charges
Interest expensed and capitalized	24.9	29.7	36.3	41.4	22.4
Amortization of other assets	0.5	0.4	0.5	0.4	0.9
Total Fixed Charges	25.4	30.1	36.8	41.8	23.3

Ratio of Earnings/Fixed Charges	6.40x	4.52x	4.34x	3.27x	3.11x

(a) The acquisition of North Baja in 2009 was accounted for as a transaction between entities under common control similar to a pooling of interests and the Partnership’s historical financial information was recast to include North Baja for all periods presented. The ratios presented reflect the recast historical financial information.